United States securities and exchange commission logo





                             June 17, 2022

       Jiang Hui
       Chief Executive Officer
       Wave Sync Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Wave Sync Corp.
                                                            Form 10-K filed May
24, 2022
                                                            File No. 001-34113

       Dear Mr. Hui:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed May 24, 2022

       Cover Page

   1.                                                   Please provide
prominent disclosure here disclosing that you were provisionally identified by the Commission on
June 1, 2022 under the Holding Foreign Companies Accountable
                                                        Act. Refer to
https://www.sec.gov/hfcaa. In addition, please review the Division of
                                                        Corporation Finance's
December 20, 2021 guidance "Sample Letter to China-Based
                                                        Companies    available
at: https://www.sec.gov/corpfin/sample-letter-china-based-
                                                        companies and update
your disclosure to discuss the legal and operational risks associated with being a
China-based company, or explain why such comments are not applicable to the company.
   2.                                                   Please prominently
disclose whether your auditor is subject to the determinations announced by the PCAOB
on December 16, 2021 and whether and how the HFCAA and
                                                        related regulations
will affect your company. In addition, disclose that trading in your securities may be
prohibited under the Holding Foreign Companies Accountable Act if the
 Jiang Hui
FirstName
Wave SyncLastNameJiang Hui
           Corp.
Comapany
June       NameWave Sync Corp.
     17, 2022
June 17,
Page 2 2022 Page 2
FirstName LastName
         PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign
         Companies Accountable Act, which, if enacted, would decrease the
number of    non-
         inspection years    from three years to two years, and thus, would
reduce the time before
         your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Note 3, page F-18

3. Please provide the objective and verifiable evidence that you relied on in determining the
         $4/share value of the stock issued to acquire Center Florence in November 18, 2021. Tell us why the $.50/share price of stock sold for cash to independent third parties on July 29,
         2021 was not deemed a more reliable indicator of fair value.
Note 10, page F-22

4. Please tell us how you determined that the $750,000 of equity securities were not impaired at December 31, 2021. In this regard, please give us the following December 31, 2021 financial data for Archax and for Montis SPA: total assets; total liabilities; total revenue for the year; net income (loss) for the year. Also, you purchased 1.74% and 2.63% of the shares of Archax and Montis SPA from Hudson Capital USA Inc. in June 2021. Please tell us the percentage of shares owned by Hudson Capital USA Inc. of Archax and Montis at that time, as well as subsequent to your February 2022 transaction where you bought all of the shares of Hudson Capital USA Inc.
Note 15, page F-24

5.       Please provide the complete disclosures required by ASC 740-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at (202) 551-7439 or Jason Drory at (202) 551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Jiang Hui
Wave Sync Corp.
FirstName
June       LastNameJiang Hui
     17, 2022
Page 3
Comapany   NameWave Sync Corp.
June 17, 2022 Page 3             Office of Life Sciences
FirstName LastName